405 Park Avenue, 14th Floor

New York, NY 10022

May 25, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4041

Attention:	Edward Bartz

Re:	Business Development Corporation of America

Pre-Effective Amendment No. 1 to Registration Statement on Form N-2

File No. 333-210619

Dear Mr. Bartz:

On behalf of Business Development Corporation of America (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 to 3:00 p.m. Eastern Time on May 26, 2016, or as soon thereafter as is practicable.

The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any questions concerning this request, please contact me at (212) 415-6500 or, our counsel, Lisa A. Morgan at Sutherland Asbill & Brennan LLP at (202) 383-0523.

[Signature Page Follows]

Sincerely,

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

By: /s/ Peter M. Budko
Name: Peter M. Budko
Title: Chairman and Chief Executive Officer